EXHIBIT 99.3

VMTP SHARE HOLDINGS

Owner	# of VMTP Shares	% of total VMTP Shares
RBC Capital Markets, LLC	904	100%
RBC Municipal Products, LLC	0	0%
Royal Bank of Canada	904[7]	100%[7]

7 Holdings by RBC represent an indirect ownership interest by virtue of RBC’s indirect 100% ownership of RBCCM.